Exhibit 99.5

September 18, 2025

A2Z Cust2Mate Solutions Corp.

1600-609 Granville Street

Vancouver, British Columbia

Canada V7Y 1C3

Dear Sirs/Mesdames:

Re: A2Z Cust2Mate Solutions Corp. – Underwritten Offering of Common Shares

We have acted as Canadian counsel for A2Z Cust2Mate Solutions Corp., a corporation organized under the laws of the Province of British Columbia (the “Corporation”), in connection with an underwritten public offering of 5,625,000 common shares (each, a “Share”) in the capital of the Corporation , pursuant to the prospectus supplement, dated September 16, 2025 to the prospectus included as part of a registration statement (the “Registration Statement”) on Form F-3 (No. 333-271226), filed on April 12, 2023 by the Corporation and declared effective on April 21, 2023 by the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”). The Shares will be issued in accordance with the underwriting agreement (the “Underwriting Agreement”) dated September 16, 2025, by and among the Corporation and Titan Partners Group LLC, a division of American Capital Partners, LLC (“Titan”) as sole bookrunner.

We are qualified to practice law in the Province of Ontario. By virtue of the National Mobility Agreement, the Law Society Act (Ontario), the Legal Profession Act (Alberta) and the Legal Profession Act (British Columbia), we are also entitled to provide the opinion below as it relates to laws of the Provinces of Alberta and British Columbia, respectively. We confirm that we have complied with terms and conditions in the National Mobility Agreement and are qualified to give such opinion as it relates to the laws of the Provinces of Alberta and British Columbia, respectively. Other than as indicated above, we express no opinion as to the laws of any jurisdiction, or as to any matters governed by the laws of any jurisdiction, other than the laws of the Province of Ontario and the laws of Canada applicable therein in effect on the date hereof. Notwithstanding the foregoing and our opinions set forth below, we express no opinion with respect to the compliance or non-compliance with applicable privacy laws in connection with the issuance and sale of any Shares.

As counsel for the Corporation, we have examined originals or copies, certified or otherwise identified to our satisfaction, of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary for the purposes of rendering this opinion and we are familiar with the proceedings taken and proposed to be taken by the Corporation in connection with the authorization, issuance and sale of the Shares. In our examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity with the originals of all documents submitted to us as copies.

Based upon the foregoing, and subject to the foregoing qualifications, assumptions, and limitations and the further limitations set forth below, we are of the opinion that:

1.	The Shares have been duly authorized for issuance and, when issued and paid for, will be validly issued, fully paid and non-assessable.

We express no opinion as to (i) the enforceability of any waiver of rights under any usury or stay law or (ii) the effect of fraudulent conveyance, fraudulent transfer, or similar provision of applicable law on the conclusions expressed above.

We consent to the use of this opinion as an exhibit to the Report on Form 6-K to be filed by the Corporation with the Commission on September 17, 2025, and its incorporation by reference in the Registration Statement. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

Yours truly,

/s/ Daniel N. Bloch

Daniel N. Bloch

+1 416 722 0804 +972 54 970 3299

daniel@blochlegal.com

www.blochlegal.com